United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of: July 2009
Commission File Number: 000-51839
CHINA GRENTECH CORPORATION LIMITED
15th Floor, Block A, Guoren Building
Keji Central 3rd Road
Hi-Tech Park, Nanshan District
Shenzhen 518057, People’s Republic of China
(Address of principal executive office)

Registrant’s telephone number: (86 755) 2663-8900

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-          .)

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China GrenTech Corporation Limited
By:	/s/ Rong Yu
Name:	Rong Yu
Title:	Director, Chief Financial Officer and Principal Accounting Officer

Date: July 1, 2009

EXHIBIT INDEX

Exhibit Number	Description
99.1	Press Release Regarding Filing of Annual Report on Form 20-F and Reassessment of Goodwill Impairment for 2008.